SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM receives the award for aircraft leasing with Japanese investment

The company has won for the fourth time the “Deal of the Year”, of the Airfinance Journal, and celebrates the resumption of Asian trust

São Paulo, May 4th, 2012 – -  TAM has just received the "Deal of the Year 2011" award, granted by Airfinance Journal, one of the main publications in the world on aviation industry business. This is the fourth time that the company receives an award in the “Latin America” category, during the annual event of the British periodical. The award ceremony was held in New York.

This time, the Brazilian company was acknowledged for having been the air company of its area that obtained the most favorable economic conditions to negotiate the leasing of an Airbus A321 aircraft. The transaction, entered into in March of last year, was awarded because it is an operation with Japanese investment, something that did not occur in Latin America since 2003.

“The entire operation symbolizes a resumption of trust from the Asian countries in our market and in TAM’s solidity. We were thrilled with the award because it attests for our correct use of the opportunities and the current trend of credibility of our economy”, states José Zaidan Maluf, vice-president of Contracts and Procurement of TAM Linhas Aéreas.

The operation, referred to as JALCO (acronym for the expression "Japanese Aircraft Lease with call option"), was structured by banks Natixis and NBB (Nomura Babcok & Brown). According to Maluf, the successful transaction between TAM and Japanese investors creates possibilities of new operations with Asian investment, which would contribute even further to the increment of the air market in Latin America.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.3% in March; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.3% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.